UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

ⓘ   Form C: Offering Statement

ⓘ   Form C-U: Progress Update: _____

ⓘ   Form C/A: Amendment to Offering Statement: _____

           ⓘ Check box if Amendment is material and investors must reconfirm within five business days.

ⓘ   Form C-AR: Annual Report

☒   Form C-AR/A: Amendment to Annual Report

ⓘ   Form C-TR: Termination of Reporting

Name of issuer: **Samsara Luggage, Inc.**

Legal status of issuer:

      Form: Corporation

      Jurisdiction of Incorporation/Organization: Delaware

      Date of organization: August 18, 2017

Physical address of issuer: One University Plaza, Suite 505, Hackensack, New Jersey 07601

Website of issuer: www.samsaraluggage.com

Current number of employees: 2 (full-time)

	Fiscal Year Ended December 31, 2017	**Fiscal Year Ended December 31, 2016**
Total Assets:	$97,528	n/a
Cash & Cash Equivalents:	$97,528	n/a
Accounts Receivable:	$0	n/a
Short-term Debt:	$0	n/a
Long-term Debt:	$39,980	n/a
Revenues/Sales	$0	n/a
Cost of Goods Sold:	$0	n/a
Taxes Paid:	$0	n/a
Net Income:	$(303,262)	n/a

May 2, 2018

FORM C-AR/A

(Amendment No.1)

Samsara Luggage, Inc.

www.samsaraluggage.com



This Form C-AR/A (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Samsara Luggage, Inc., a Delaware corporation (the "Company", "Samsara", as well as references to "we," "us," or "our"), for the sole purpose of providing the Annual Report requirement under Regulation CF (§ 227.100 et seq.).

An issuer filing a Form C-AR for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in an offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of our past offerings, nor does it pass upon the accuracy or completeness of any offering document or literature.

The securities were offered under an exemption from registration; however, neither the SEC nor any state securities authority has made an independent determination that these securities are exempt from registration.

The date of this Amendment 1 to Form C-AR is May 2, 2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statements Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward- looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking

statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "will," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward- looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

This Form C-AR does not purport to contain information that may be required to evaluate an investment in the Company and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or revise this Form C-AR or other materials supplied herewith except as required by Form C-AR. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR. This Form C-AR is submitted for the sole purpose of providing the Annual Report requirement under Regulation CF and may not be reproduced or used for any other purpose.

TABLE OF CONTENTS

Explanatory Note

This Amendment No. 1 to the Annual Report on Form C-AR/A is being filed on May 2, 2018 solely to correct the Form C that was inadvertently filed in place of the Form C-AR and to make other related changes.

BUSINESS OVERVIEW

Business Development Summary

Samsara Luggage, LLC (the "LLC") was formed on April 13, 2017, and on August 18, 2017, the LLC transferred all of its interests to the Company. The Company was formed on August 18, 2017 with the objective of designing and manufacturing exceptionally designed and high quality products to meet the evolving needs of a frequent traveler for a fair price. The Company also seeks present new technologies within the aluminum luggage industry, including the world's first aluminum "smart" suitcase (the "suitcase" or "product").

According to Global Luggage Market 2017 -2021, the number of flights is multiplying annually, leading to a rapidly growing luggage market throughout the world. The global annual luggage retail market generated 32 billion USD last year, and North America alone generated $8.6 billion, while the annual growth rate in North America increased at a rate of 3.7% annually over the past 5 years. The global luggage market is expected to have a compound annual growth rate of approximately 6% from $185 billion in 2017 to $196 billion in 2021. Carry-on luggage segment constitutes over 33% of the global retail luggage market. There is a growing demand for aluminum premium luggage, with only a few manufactures.

We believe that aluminum is an untapped segment within the premium luggage market, with only few manufacturers currently in the industry. The aluminum luggage product contains a 6061 aluminum alloy that combines Titanium, Magnesium and Zinc to create a lightweight and durable natural material. The same materials and high-level technology used to construct the suitcase are the same materials used in the aviation industry.

The structure and design of the suitcase provides several advantages. The structure of the suitcase was designed to provide both convenience and ample storage space. The suitcase contains an ergonomic design with a flat top. The suitcase also contains a variety of storage options, including an opening log and a special wheel design that creates additional packing space. The suitcase is also available in two colors, black or gray.

Furthermore, the suitcase contains anodized coating, an electrolytic process that increases the natural oxide layer of the suitcase. The coated surface provides extra protection and a long-lasting appearance. It provides strength without adding weight, and protects the suitcase from scratches in addition to corrosion and weather damages. The anodized coating also gives the suitcase its color.

The "smart" component of the suitcase is an additional unique feature of the product. The product provides LED light control inside the suitcase. Furthermore, the suitcase's alert system informs the owner of its location. The suitcase also contains a battery for charging laptops and mobile phones, and has USB-C compatibility.

On October 10, 2017, the Company initiated a Regulation CF crowdfunding offering with the online funding portal Start Engine, which closed on April 30, 2018 (the "Crowdfunding Offering"). As of December 31, 2017 the Company has not yet received the cash proceeds related to the sale of the 69,793

shares of its common stock. Accordingly, the Company recorded a $500.00 "subscriptions receivable" in the equity section of its balance sheet.

On March 15, 2018, the Company entered into a Consulting Agreement with DeMarcus Cousins, a well-known NBA basketball superstar, pursuant to which Mr. Cousins shall provide certain consulting and endorsement services to the Company, and the Company acquired the right to utilize Mr. Cousins' name and images of Mr. Cousins in connection with the advertisement, promotion and sale of the Company's products.

Competition

Samsara's primary competitors in the carry-on luggage industry include Rimowa, Samsonite (Tumi) and Zero Halliburton in addition there are few more small manufacturers. However, all of Samsara's competitors producing aluminum suitcases from a lower quality aluminum for a higher price than Samsara's price. Our suitcase product's price is $650, compared to our competitors' prices, which vary between $700 to over $2,000, with an average price of approximately $1,300. Additionally, due to our product's high quality raw materials and handcrafted production, we believe our product's structure contains an advantage over our competitors.

Employees

As of April 30, 2018, Samsara has two full time employees, both of whom are executive officers of Samsara. Additional hiring will occur as the company has sufficient capital or financing to fund the launch of its business plan.

Legal Proceedings

As of April 30, 2018, Samsara was not involved in any legal proceedings.

Regulation CF Compliance

The Company and its predecessors have never previously failed to comply with the ongoing reporting requirements of Regulation CF (§ 227.202).

Indebtedness

As of April 30, 2018, the Company does not have any material indebtedness.

Previous Offerings

Besides for the Crowdfunding Offering, the Company has not conducted any previous public offerings. Since its inception, the Company has raised $40,000 in private placement offerings with certain investors.

RISK FACTORS

Risks Related to Our Financial Condition and Operations

We are an early stage company. The Company has a limited operating history and has received limited revenues to date. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, in that they can price their product right and sell it to enough people such that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the

continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

The Company depends on one primary product. In 2017, the year we commenced sales, all of our revenues came from sales of our luggage product. In 2017, luggage sales constituted more than 90% of our revenues. This lack of diversification could make us vulnerable to changes in beverage industry fundamentals and adverse industry developments. The Company's survival in the near term depends on our ability to sell the luggage product to sufficient numbers of customers to make a profit and/or our ability to raise additional funding.

Due to the early stage of our operations and limited product sales, we have not yet proven profitable. We cannot assure that we will achieve or attain profitability in 2018 or at any other time. If we cannot achieve operating profitability, we may not be able to meet our working capital requirements, which will have a material adverse effect on our business operating results and financial condition.

If the Company is unable to generate a substantial customer base for its products, its business will fail. The success of our business requires that we sell our product to consumers at a profit. Since our revenue is generated primarily from our sales of our luggage products, we need to attract enough people to buy our product to cover our costs. If we are unable to attract enough customers to purchase our products, we will generate losses and cause our business to fail.

If we are unable to successfully market our brand our business may be negatively affected. Our success with the product may be dependent upon our ability to market our Samsara brand and deliver Samsara luggage products. As is typical with new products and brand recognition, demand for and market acceptance of Samsara's luggage products is subject to uncertainty. Achieving market acceptance for Samsara's luggage products may require substantial marketing and other efforts and the expenditure of significant funds to create customer demand. There can be no assurance that our efforts will be successful. The failure of Samsara's products to gain sufficient market acceptance could adversely affect the image of our Company and the demand for our products now or in the future. This may have an adverse and material effect on our results of operations, financial condition, and viability as a Company.

The investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company.

Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business. We have a Design Patent Application for our product's design. There is no guarantee that we will be able to obtain patent protection for the claims we have submitted, which would significantly decrease the value of our products. It may also lead to unauthorized use or copying of our technology. Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could materially adversely affect the business.

We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We have a small management team. We depend on the skills and experience of a small management team. If we are not able to call upon any of these people for any reason, it could be harmed. Our efforts to effectively expand our management team may be thwarted if we don't raise enough money.

We will need more people to join our company. As we grow, we will need additional employees, mostly, engineering, technology, marketing and sales personnel. There are no guarantees that we will find the right type of personnel who will be able to sell enough of our products. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

The Company will need more money. The Company might not sell enough common stock in this offering to meet its operating needs and fulfill its plans. Even if the Company sells all the common stock in the Crowdfunding Offering, it will probably need to raise more funds in the future, and if it can't get them, it will fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

Unfavorable economic conditions or other factors may affect our ability to raise capital. Unfavorable economic conditions or other factors could increase our funding costs and/or limit our access to the capital markets. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings, if any.

There are several potential competitors who are better positioned than we are to take the majority of the market. The Company competes with other companies that manufacture and sell carry-on luggage. These manufacturers may have more engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring products to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their

scale and distribution network could be difficult for us to overcome. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

Increases in raw materials, packaging, and distribution may adversely affect our Company. Our financial results materially depend upon the costs of raw materials, including price of aluminum and the costs of production and packaging, and our ability to pass these costs onto our customers. Fluctuations in the cost of raw materials may occur due to changes in supply and demand, general economic conditions, and other factors. Fluctuations in our costs for packaging materials can result from changes in supply and demand, general economic conditions, and other factors. In addition, changes in the costs of distribution due to commodity prices or other aspects of the distribution process, including but not limited to oil and gas prices, may result from any number of factors such as changes in supply and demand, seasonality, and the current risk premium associated with the prices of our raw materials. In the event of any increase in the cost of raw materials, packaging, or distribution expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes and as a result, may have a material and adverse effect on our results of operations, financial condition and viability as a Company. **The Company is controlled by its officers and other shareholders.** The Company's officers and a small number of other investors own all of the Company's voting stock. As a result, if investors in this offering receive equity, they will not have the ability to control a vote by the shareholders or the board of directors.

Our business is sensitive to consumer spending and general economic conditions. Consumer purchases of discretionary premium items, which include all our products, may be adversely affected by economic conditions such as employment levels, wage and salary levels, trends in consumer confidence and spending, reductions in consumer net worth, interest rates, inflation, the availability of consumer credit and taxation policies. Consumer purchases in general may decline during recessions, periods of prolonged declines in the equity markets or housing markets and periods when disposable income and perceptions of consumer wealth are lower, and these risks may be exacerbated for us due to our focus on discretionary premium items. A downturn in the global economy, or in a regional economy in which we have significant sales, could have a material, deleterious effect on consumer purchases of our products, our results of operations and our financial position, and a downturn adversely affecting our affluent consumer base or travelers could have a disproportionate impact on our business. There continues to be significant volatility and uncertainty in the global economy.

A decrease in travel levels could negatively impact sales of our travel goods. Sales of travel goods are significantly dependent on travel as a driver of consumer demand. The growing "wealth effect" in emerging markets and the growth in low-cost airlines in both developed and emerging economies, among other factors, have contributed to increased travel levels and increased spending on travel goods over the past ten years, which has in turn contributed to our growth. A significant portion of our consumers travel by air, and many of our products are targeted at travelers in general and at air travelers in particular. The travel industry is highly susceptible to certain kinds of events that can depress travel generally and accordingly depress demand for travel and travel-related products, including outbreaks of contagious disease, natural disasters, acts of war, terrorist attacks or other catastrophic events. Additionally, adverse changes in global economic conditions can have a negative effect on business and leisure travel. If the travel industry is impacted, either globally or in any region in which we have significant operations, by events that depress travel levels, sales of our travel goods could decline significantly, which could have a material adverse effect on our results of operations and financial position.

Failure to effectively manage our potential growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results. Our expansion of our business strategy and our potential growth is expected to place a strain on our managerial, operational and financial resources and systems. Further, as our business grows, we will be required to initiate, develop and manage multiple commercial relationships. Any growth by us, or an increase in the number of our strategic relationships or litigation, may place additional strain on our managerial, operational and financial resources and systems. Although we may not grow as we expect, if we fail to manage our growth effectively or to develop and expand our managerial, operational and financial resources and systems, our business and financial results will be materially harmed.

Investments in small businesses such as our Company are highly speculative and risky so only investors that can bear the complete loss of their investment should invest in the shares of our Common Stock. Investors will not be able to evaluate our Company due to our lack of operating history. As a small business, we may also depend heavily upon a single customer, supplier, or employee, the loss of which would seriously damage our profitability. The demand for our luggage products may be seasonal or be impacted by the overall economy, or we could face other risks that are specific to the alternative beverage industry. We may also have a hard time competing against larger or better-capitalized luggage companies who are able to negotiate for better prices from suppliers, manufacturers and services on a larger or more economical scale, or take advantage of larger marketing budgets. Furthermore, we could face risks from lawsuits, governmental regulations, and other potential impediments to our growth.

According to the U.S. Small Business Administration, half of all new businesses fail within 5 years. Small investors typically have very little power, so they are generally unable to influence the management decisions that affect the viability of the Company and potential profitability of the investment. New investors are often asked to pay more money for their shares than the issuer's officers or principal owners (who may have contributed "sweat equity"). Furthermore, the value of the small investor's ownership share in the Company's assets (the "tangible book value") is almost always less than the amount paid for the shares. It may be difficult or impossible to recover your money if the investment does not perform as expected. Due to limited regulatory oversight over these types of offerings, investors may be left on their own to pursue costly private lawsuits if things go wrong.

Risks Related to Our Securities

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity issued in the future with rights that are superior to the class of equity into which the shares may convert.

Limited Transferability. Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

The shares of our common stock will have restrictions on transferability; there is no public trading market for the shares of our commons stock and one may never develop or, if it does, it may not be maintained of available to you. Transfer of the shares of our common stock is subject to restrictions on transfer. There is currently no public trading market for the shares of our common stock and it is not anticipated that any such public market will develop in the foreseeable future. In particular, none of our shares of our common stock will be registered under any federal or state securities law, and the shares of our common stock are being offered and sold in the Crowdfunding Offering in reliance upon exemptions from the registration requirements of those laws. Those exemptions require that the shares of our common

stock be purchased for investment purposes only, and not with a current view toward their distribution or resale. Unless the shares of our common stock are subsequently registered with the SEC and any required state securities authorities, or appropriate exemptions from registration are available, you may be unable to liquidate your investment in the Company – even if your financial condition makes such liquidation necessary. In addition, none of our shares of our common stock will likely be readily acceptable as collateral for loans. Accordingly, prospective investors who require liquidity in their investments should not invest in the shares of our common stock. An investment in the Securities should only be made by those who can afford the loss of their entire investment.

Even if we become a publicly-listed and reporting company, of which no assurances can be given, we cannot predict whether an active market for our shares of our common stock will ever develop in the future. In the absence of an active trading market:

- Investors may have difficulty buying and selling or obtaining market quotations;
- Market visibility for shares of our shares of our common stock may be limited; and
- A lack of visibility for shares of shares of our common stock may have a depressive effect on the market price for shares of our shares of our common stock.

We are not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. We do not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held company, we are currently not subject to the Sarbanes Oxley Act of 2002, and our financial controls reflect its status as a small, non-public company. We do not have the internal infrastructure necessary to complete an attestation about its financial controls that may be required under Section 404 of the Sarbanes Oxley Act of 2002. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of our financial controls. If we were necessary to implement such financial controls, the cost to us of such compliance could be substantial and would have a material adverse effect on our results of operations.

Future issuances of securities could adversely affect the position of current holders of our securities. Our charter authorizes the issuance of debt securities (including but not limited to convertible instruments), stock options, warrants, and preferred stock with various and different designations, rights, and preferences than other securities issued by us, as determined from time to time in the sole and absolute discretion of our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue different classes and types of securities and in amounts and with dividends, liquidation, conversion, voting, and other rights that could adversely affect the ownership percentages, securities values, voting power or other rights of other holders of our securities. In the event of issuance, such securities could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company or, alternatively, granting the holders of those securities rights that would entrench management and/or directors. If the holders of our securities desired to remove current management or directors it is possible that our board of directors could issue securities which grant the holders thereof such rights and preferences so as to discourage or frustrate attempts by other securities holders to remove current management or directors. In doing so, management would be able to severely limit the rights of certain classes of stockholders to elect or modify the board of directors.

We do not have audited financial statements for year-end 2016 nor are we required to provide investors with any annual audited financial statements or quarterly unaudited financial statements. We do not have audited financial statements or audited balance sheets for year-end 2016, nor were they

reviewed by outside auditors. Furthermore, as a non-reporting SEC company, we are not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

The availability of shares for sale in the future could reduce the market price of our securities. In the future, we may issue securities to raise cash for operations and acquisitions of trademarks and/or competing companies. We may in the future issue securities convertible into shares of our capital stock. Any of these events may dilute stockholders' ownership interests in our Company and have an adverse impact on the price of our securities. In addition, sales of a substantial amount of our securities in the public market, or the perception that these sales may occur, could reduce the market price of our securities. This could also impair our ability to raise additional capital through the sale of our securities. Any actual or anticipated sales of shares by our stockholders may cause the trading price of our securities to decline.

We do not anticipate declaring any cash dividends on our equity securities, which may adversely impact the value of our stock. We have never declared or paid cash dividends on our equity securities and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and any earnings for use in the operation and expansion of our business. If we do not pay dividends, the securities you purchased in our Company may be less valuable because a return investment will only occur if the value of the securities you own appreciates.

BACKGROUND OF DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their principal occupation and employment responsibilities for the past 3 years, and their educational background and qualifications.
Executive Officers and Directors of Samsara Luggage, Inc.

The table below sets forth our managers and executive officers as of the date of this Form C-AR.

Name	Position
Atara Feiglin Dzikowski	Co-Founder and Chief Executive Officer, Director
David Dahan	Co-Founder and Chief Technology Officer

Atara Feiglin Dzikowski, our Co-Founder and Chief Executive Officer since our inception, has extensive senior managerial experience in development and public affairs, specializing in the fields of art and design. Samsara was developed within Atara's design house, Design Boxes, which promotes fresh and innovative design while fostering exceptional new talent. Prior to opening her firm, Atara was Director of Development and Public Affairs of Shenkar College of Engineering, Design and Art, and spent several years working for news stations of leading television networks. In addition, Atara serves as the director of the friends of TAMA Museum. Atara holds a Master's in Public Administration from Clark University in addition to a BA degree in Communication and Management.

David Dahan, our Co-Founder and Chief Technology Officer since our inception, is an entrepreneur specializing in technology research and development and software management with an extensive business background, focusing on business development and strategic planning. Seven years ago, David co-founded Serve Africa Ltd. and was the main investor of the firm. Serve Africa Ltd. is a holding company, mainly providing satellite IP connectivity communication services throughout the continent of Africa. David also founded Viramedics Ltd., a bio-technology firm dealing with Skin Cancer detection, working with leading medical institutes worldwide towards clinical studies and implementation. David also serves as a consultant to companies, mainly in software algorithm field - among the companies are Intel corporation, TelMap and Fiberzone networks. Over the past couple of years David joined Nova-Sight Ltd., a medical device company

developing products for diagnostics and therapy in the ophthalmology fields. He holds a B.sc degree in Physics and Computer Science.

Control/Major Decisions

The Company is controlled by our officers and director. Our officers and directors currently hold the majority of our issued and outstanding common stock. Shareholders outside of the officers and director will not have the ability to control a vote by the stockholders or the board of directors and will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Indemnification

Indemnification is authorized by the Company to the appointed officers and directors for any action taken or any failure to act on behalf of the Company within the scope of the authority conferred on the officers and directors or such officers and directors by the Company's Articles of Incorporation, Bylaws or by law, except for fraud, reckless or willful misconduct, gross negligence, bad faith, knowing violation of law, or an intentional breach of fiduciary duty. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

OWNERSHIP AND CAPITAL STRUCTURE

Capitalization

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share, of which 5,000,000 shares were issued and outstanding as of April 30, 2018, not including 69,793 shares of our common stock sold in the Crowdfunding Offering.

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	5,000,000 (on a fully-diluted basis) (not including 69,793 shares of our common stock sold in the Crowdfunding Offering)
Voting Rights	One vote per share
Anti-Dilution Rights	None

Common Stock

Holders of common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the common stock are entitled to receive ratably such dividends as may be declared by the board of directors on the common stock out of funds legally available therefore and, in the event of a liquidation, dissolution or winding-up of our affairs, are entitled to share equally and ratably in all of our remaining assets and funds.

Principal Security Holders

All beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below along with the amount they own.

Shareholder	Percentage of Common Shares Owned (1)
Atara Feiglin Dzikowski	40%
David Dahan	40%

(1) Shares expressed on a fully-diluted basis of 5,000,000 (not including 69,793 shares of our common stock sold in the Crowdfunding Offering)

Name	Capacity in which compensation was received	Number	Percentage of Common Stock Owned Before the Crowdfunding Offering
Atara Feiglin Dzikowski	2017	2,000,000	40.0%
David Dahan	2017	2,000,000	40.0%

Transfer Agent and Registrar

Worldwide Stock Transfer, LLC acts as transfer agent and registrar for the shares of our common stock.

Restrictions on Transfer

Transfers of the Securities are subject to state and federal securities laws. The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities are transferred: (i) to the Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, (iii) as part of an offering registered with the SEC, or (iv) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Share Issuance to Related Parties

On August 28, 2017, the Company separately issued 2,000,000 shares of its common stock to each of Atara Feiglin Dzikowski and David Dahan, our co-founders, for which it had not received payment as of the end of that period. This amount is reflected as a reduction in equity.

Conflicts of Interest

The Company is not aware that it has engaged in any transactions or relationships that may give rise to a conflict of interest with the Company, its operations and its security holders.

FINANCIAL INFORMATION

SAMSARA LUGGAGE, INC.

Unaudited Financial Statements For The Period Ended December 31, 2017

April 23, 2018

SAMSARA LUGGAGE, INC.
BALANCE SHEET
DECEMBER 31, 2017

_____

ASSETS

CURRENT ASSETS

Cash	$	97,528
TOTAL CURRENT ASSETS		97,528
TOTAL ASSETS		97,528

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES

Deferred Revenue	360,810
TOTAL CURRENT LIABILITIES	360,810

NON-CURRENT LIABILITIES

Related Party Loan	39,980
TOTAL NON-CURRENT LIABILITIES	39,980
TOTAL LIABILITIES	400,790

SHAREHOLDER'S EQUITY

Common Stock (100,000,000 shares authorized, 5,000,000 shares issued and outstanding, $0.0001 par value)	500
Stock Subscriptions Receivable	(500)
Retained Earnings (Deficit)	(303,262)
TOTAL SHAREHOLDER'S EQUITY	(303,262)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 97,528

Unaudited- See accompanying notes.

SAMSARA LUGGAGE, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017

Operating Expense		
Production Costs	$	135,967
Advertising		93,655
General and Administrative		36,840
Product Development		36,800
Net Income from Operations		(303,262)
Net Income	$	(303,262)

Unaudited- See accompanying notes.

SAMSARA LUGGAGE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

_____

Net Income (Loss) For The Period	$ (303,262)
Cash Flows From Operating Activities	
Change in Deferred Revenue	360,810
Net Cash Flows From Operating Activities	57,548
Cash Flows from Financing Activities	
Change in Related Party Loan	39,980
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	97,528
Cash at End of Period	$ 97,528

Unaudited- See accompanying notes.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

_____

Starting Equity	$	-
Capital Contributions		-
Dividends	-	
Net Income	(303,262)	
Ending Equity	$ (303,262)	

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Samsara Luggage, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware, and New Jersey. The Company intends to develop and sell smart luggage for sale to tech-oriented travelers.

The Company is engaged in ongoing efforts to raise operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Deferred Revenue

Deferred revenue represents revenues collected but not earned as of December 31, 2017. This is primarily composed of revenue for pre-orders made by way of crowdfunding that have not been delivered by the end of the financial reporting period.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that

the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the states of Delaware and New Jersey. The Company sustained a net operating loss during the period ended December 31, 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2017 will remain subject to review by the Internal Revenue Service until 2021.

NOTE C- RELATED PARTY TRANSACTIONS

During the period that ended December 31, 2017, the Company issued 5,000,000 shares of stock to a related party at par value for which it had not received payment as of the end of the period. This amount is reflected as a reduction in equity.

The Company borrowed money from a shareholder during 2017 for the purpose of funding development operations (the "Related Party Loan"). The Related Party Loan is unsecured, non-interest bearing, and has no fixed maturity date. The related party loan is payable at a point to be determined by management.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 23, 2018, the date that the financial statements were available to be issued.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes included elsewhere herein. This discussion contains forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations and intentions. As a result of many factors, including those factors set forth in the "Risk Factors" section above, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Samsara Luggage, LLC (the "LLC") was formed on April 13, 2017, and on August 18, 2017, the LLC transferred all of its interests to the Company. The Company was formed under the laws of the State of Delaware on August 18, 2017, with the objective of designing and manufacturing exceptionally designed and high quality products to meet the evolving needs of a frequent traveler for a fair price. The Company also seeks present new technologies within the aluminum luggage industry, including the world's first aluminum "smart" suitcase (the "suitcase" or "product").

Results of Operations

For the fiscal year ended December 31, 2017

Financial Milestones

After successful crowdfunding campaigns with Kickstarter and Indiegogo, 800 units of Samsara smart suitcase sold for $450. The start of production and delivery is planned for the middle of 2018.

On October 20, 2017, the Company commenced a Regulation CF crowdfunding offering with the online funding portal Start Engine, which is currently ongoing and is anticipated to end on April 30, 2018. As of April 27, 2018, the Company raised proceeds of $139,586.00 from the sale of 69,793 shares of the Company's common stock. As of December 31, 2017 and April 30, 2018, the Company had not received the cash proceeds related to the sale of its common stock.

The Company is invested for continued growth of the brand, as is generating sizeable net income losses as a result. In the future, the Company anticipates expanding its research and development to enhance new visions of its current products and develop new products. The Company also plans on increasing its marketing and social media presence, and public relations involvement. It also plans on hiring additional employees to increase its capabilities. This includes hiring designed and engineers to work on future products.

Cost of Goods Sold: Our most conservative estimate is $200 per unit, we are estimating that this cost will be lower as we produce more units.

Revenue: The revenue as of December 31, 2017 was based on pre-paid income from backers supporting the establishment of the new product, in the sum of $360,809. The backer supporters will receive the initial mass-produced products by Samsara, and meanwhile are supporting the new concept - combining technology, design and material within the travel industry, integrating IoT technology and smart features in aluminum luggage.

This initial revenue not only provided seed capital for production, it also gave an important understanding of the need in the market for the new product, and helped Samsara with future sales and marketing that were initiated based on this pre-paid income.

Operating Expenses: Over the past year, the Company incurred several expenses in connection with its business and incurred a net loss in the past year. However, as the Company continues to grow and expand its product offering it will increase its revenue and profit.

Operating expenses for the fiscal year ended December 31, 2017 were $303,262. The operating expenses consisted primarily of the following:

Production Costs	$135,967
Marketing and Public Relations	$93,655
General and Administrative	$36,840
Product Development	$36,800
Totals	$303,262

The expenses are related to the assembling of the mass production line, while working on building the brand and generating media attention plus direct marketing for that purpose. The mass production segments include suitcase tooling and assembly methods for the first carry-on suitcase, in addition to the technological hardware and software components.

Marketing and Public Relations were all targeted to introduce the crowdfunding campaigns in order to generate pre-sales in addition to equity.

Liquidity and Capital Resources

The Company engaged in several revenue generating activities since its establishment, including crowdfunding via Kickstarter and Indiegogo platforms. These activities generated pre-paid income for the establishment of the production line and manufacturing the first bulk of mass produced products.

In addition, on October 20, 2017, the Company commenced a Regulation CF crowdfunding offering with the online funding portal Start Engine, which is currently ongoing and anticipated to end on April 30, 2018. These activities raised over $360,000 in 2017. The Company is funding its operations by the funds raised via crowdfunding, together with the co-founders' initial investment.

The Company has also been developing business relations for future sales, once the product will be available for sale.

The Company is currently generating operating losses and requires continued infusion of new capital to continue business operations. As of December 31, 2017, the Company had $97,527 in cash and cash equivalents. In the fourth quarter of 2017 fiscal year, the Company conducted an equity crowdfunding offering for the purpose of raising additional operating capital. Based on the funds raised in the crowdfunding offering with Start Engine as of April 27, 2018 ($139,786), the Company believes that it can

fund its operations for an additional 8 months. As a result of the Company's minimal revenues and resulting lack of profitability, the Company has financed its operations to date by funds contributed/invested by the founders and funds raised in the crowdfunding offerings.

The Company will have additional capital requirements during fiscal year 2018. Currently, the Company does not anticipate being able to satisfy its cash requirements solely through the sale of its products, and therefore the Company will need to raise additional capital through the sale of its common stock and/or convertible securities. As a result, the Company intends to conduction additional private and/or public offerings in 2018 fiscal year, which may include a 506(c) exempt offering, a further Regulation CF offering, and a Regulation A offering. The Company, at its sole discretion, will decide which, if any, of these offerings it will pursue.

The Company cannot assure that it will have sufficient capital to finance its growth and/or business operations or that such capital will be available on terms that are favorable to the Company or at all. The Company is currently incurring operating deficits that are expected to continue for the foreseeable future.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Samsara Luggage, Inc.

By: */s/ Atara Feiglin Dzikowski*

Name: Atara Feiglin Dzikowski

Title: Chief Executive Officer and Acting Principal Financial Officer (Acting Principal Accounting Officer)

Date: May 2, 2018

Pursuant to the instructions of Form C, this Amendment 1 to Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Atara Feiglin Dzikowski	Director	May 2, 2018
Atara Feiglin Dzikowski		

FINANCIAL CERTIFICATION

I, Atara Feiglin Dzikowski, certify that the financial statements of Samsara Luggage, Inc. included in this Amendment 1 to Form C-AR are true and complete in all material respects.

By: /s/ *Atara Feiglin Dzikowski*

Name: Atara Feiglin Dzikowski

Title: Chief Executive Officer

Date: May 2, 2018